7601 Southwest Parkway
Austin, Texas 78735

September 11, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Justin Dobbie, Legal Branch Chief

Re:                 YETI Holdings, Inc.
Amended Draft Registration Statement on Form S-1
Submitted August 22, 2018
CIK No. 0001670592

Dear Mr. Dobbie:

YETI Holdings, Inc., a Delaware corporation (“we,” “us,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 4, 2018 (the “Comment Letter”) with respect to our Amended Draft Registration Statement on Form S-1 submitted August 22, 2018 (the “Amended Draft Registration Statement”).  We are concurrently filing a revised Amended Draft Registration Statement (“Revision 2”) that includes changes in response to the Staff’s comments.

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.  Page references in the text of this response letter correspond to page numbers in Revision 2 unless otherwise noted.  Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Revision 2.  We are also sending, under separate cover, four copies of Revision 2 marked to show changes from the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 51

1.                                      Refer to your response to prior comment 9.  You state the primary factors affecting changes in your gross profit are presented in the order of quantitative significance.  Please quantify each factor cited so that investors may understand the magnitude of each.  Refer to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we have updated the disclosures on pages 54, 56, and 58 to quantify the primary factors affecting changes in our gross profit.

2.                                      Refer to your response to prior comment 10.  In regard to the variance of gross profit between the corresponding interim periods of 2018 and 2017, you state you offered price protection in 2017 to your retail partners in the form of a rebate to compensate them for the reduction in minimum advertised pricing.  Please tell us where the rebates were classified in the income statement and if your characterization is consistent with ASC 605-50-45-2.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that the price protection rebates offered to our retail partners to compensate them for the reduction in minimum advertised pricing on the first-generation Hopper products were recorded as a reduction of revenue and thus classified within net sales in the income statement.  We believe the characterization of these rebates as a reduction of revenue is consistent with ASC 605-50-45-2 as there was no identifiable benefit sufficiently separable from the purchase of the products.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (512) 394-9384.

Sincerely yours,

/s/ Paul C. Carbone
Paul C. Carbone
Chief Financial Officer

Copies to:

Ms. Aamira Chaudhry
Mr. Doug Jones
Mr. John Dana Brown

Mr. Bryan C. Barksdale
Mr. Michael Benjamin
Mr. Timothy R. Curry
Ms. Kimberly J. Pustulka